

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 28, 2010

Jonathan W. Thayer
Chief Financial Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, MD 21202

> **Re: Constellation Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-12869**

Dear Mr. Thayer:

We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. Where indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may or may not raise additional
comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8 . Financial Statements and Supplementary Data, page 77

Consolidated Statements of Income (Loss), page 81

1. Explain to us why equity investment (losses) earnings are included within income from operations. Please be detailed in your response.

2. Please explain to us why the gain on sale of your interest in CENG and the net (loss) gain on divestitures are classified within income (loss) from operations as opposed to the CEP LLC equity sale gains which are classified below income (loss) from operations.

Consolidated Balance Sheets, page 83

3. Tell us the nature and the various component amounts of "accounts payable and accrued liabilities" in the consolidated balance sheet. Note that any item in excess of 5% of the total current liabilities should be separately identified on the face of the consolidated balance sheet or in a note thereto in accordance with Rule 5-02.20 of Regulation S-X.

Notes to Consolidated Financial Statements, page 91

1 Summary of Accounting Policies, page 91

Accounting for Variable Interest Entities, page 102

4. Tell us if you assessed CENG to determine whether it is a variable interest entity. If so, please summarize for us the results of your analysis. Reference is made to FASB ASC 810-10-15-14.

2 Other Events, page 103

5. We note you sold a 49.99% membership interest in CENG and retained a 50.01% interest. As a result of the sale you disclosed you ceased to have a controlling financial interest and deconsolidated CENG and account for your retained interest in CENG using the equity method. Please clarify how you determined you no longer had a controlling financial interest, despite retaining majority ownership and continued involvement through a power purchase agreement, a power service agreement and administrative service agreement. Please be detailed in your analysis. Reference is made to FASB ASC 810-10-25.

6. We note you no longer reflect the nuclear decommissioning trust fund assets or liability on your Consolidated Balance Sheets. Clarify for us and disclose how these obligations will be settled in light of the sale of your 49.99% membership interest in CENG to EDF. For example, explain to us and disclose how potential shortfalls to cover decommissioning costs would be resolved between you and EDF.

Divestitures, page 104

7. Please summarize for us why the divestitures you discuss, which resulted in a pretax loss of $468.8 million for the year ended December 31, 2009, did not meet the conditions required for reporting discontinued operations.

7 Pension, Postretirement, Other Postemployment, and Employee Savings Plan Benefits, page 123

8. Explain to us how you determined your long-term expected return assumption on plan assets of 8.50% and concluded that the rate used is reasonable. Please be detailed in your analysis. In this regard, summarize for us by asset class your actual long-term returns for the life of such assets or investment policy. Contrast your returns with benchmarks for similar asset classes. Please tell us whether you used a geometric or arithmetic mean to compute your expected long-term return. See FASB ASC 715-30-35-47. We may have further comment.

8 Credit Facilities and Short-Term Borrowings, page 128

9. We note you entered into an asset put arrangement with EDF that provides you with option to sell certain non-nuclear generation assets to EDF for proceeds up to $2 billion. Please tell us and disclose how you accounted for the put agreement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief